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                         SOUTHERN MINERAL CORPORATION
                       1201 Louisiana Street, Suite 3350
                           Houston, Texas  77002-5609
                             Phone: (713) 308-5250
                              Fax: (713) 308-5285


VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: Withdrawal of Southern Mineral Corporation Registration Statement on Form S-4 (Registration No. 333-83345)

Ladies and Gentlemen:


     We refer to Registration Statement on Form S-4 (Registration No. 333-83345) (the "Registration Statement") filed by Southern Mineral Corporation, a Nevada corporation ("SMC"), on July 21, 1999. No securities have been offered or sold under the Registration Statement. On October 29, 1999, SMC filed a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas, Victoria Division. Therefore, the transactions contemplated by the Registration Statement are no longer feasible.

     As a result of the bankruptcy petition, SMC hereby respectfully requests that the Registration Statement be withdrawn in accordance with Rules 477(a) and
(c) under the Securities Act of 1933, as amended.

                               Very truly yours,

                               SOUTHERN MINERAL CORPORATION


                                   /s/  STEVEN H. MIKEL
                              By:  ______________________________
                                   Steven H. Mikel
                                   President and Chief Executive Officer